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                         December 14, 2021

       Gerald Easterling
       Chief Executive Officer
       NaturalShrimp Incorporated
       15150 Preston Road, Suite #300
       Dallas, TX 75248

                                                        Re: NaturalShrimp
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed December 8,
2021
                                                            File No. 333-261530

       Dear Mr. Easterling:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Mr. Steven Lipstein,
Esq.